UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of August 2005
KT Corporation
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
(indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

August 3rd, 2005
“The Value Networking Company”
2nd Quarter 2005
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of June 30, 2005 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report as of June 30, 2005 will be filed with the Financial Supervisory Service(FSS) and th Korea Exchange(KRX) in August 12, 2005.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.
Tel : 82-31-727-0931~4
Fax : 82-31-727-0949
E-mail: takim@kt.co.kr

Disclaimer
1. Financial Highlights
B. Summary of Balance Sheet
2. Operating Results
A. Internet Revenue
B. Data Revenue
C. Telephone Revenue
D. LM(Land to Mobile) Interconnection Revenue
E. Wireless Revenue
F. Operating Expenses
G. Non-operating Income
<Equity Method>
<Schedule for Amortization on Goodwill>
H. Non-operating Expenses
Appendix 1: Factsheet
SIGNATURES

1. Financial Highlights
A. Summary of Income Statement

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Operating revenue	2,990.7	2,977.7	13.0	0.4%	3,032.4	-41.7	-1.4%
☐ Internet access	650.9	645.3	5.6	0.9%	617.4	33.5	5.4%
☐ Internet application	66.5	60.4	6.1	10.0%	45.9	20.5	44.7%
☐ Data	339.0	339.2	-0.2	-0.1%	332.5	6.5	1.9%
☐ Telephone	1,123.3	1,100.8	22.5	2.0%	1,133.7	-10.4	-0.9%
☐ LM	450.1	427.7	22.4	5.2%	488.6	-38.5	-7.9%
☐ Wireless	278.3	328.6	-50.3	-15.3%	331.9	-53.6	-16.1%
☐ Satellite	28.9	28.1	0.7	2.6%	30.3	-1.4	-4.7%
☐ Real estate	23.0	19.0	4.0	21.3%	20.3	2.8	13.6%
☐ Others	30.8	28.6	2.2	7.8%	31.8	-1.1	-3.3%
● SI	31.3	32.3	-1.0	-3.1%	36.6	-5.3	-14.5%
Operating expenses	2,651.6	2,368.3	283.3	12.0%	2,454.4	197.1	8.0%
☐ Labor	670.4	631.2	39.2	6.2%	570.2	100.3	17.6%
☐ Commissions	153.7	152.3	1.3	0.9%	170.6	-17.0	-9.9%
☐ Sales commission	90.7	95.0	-4.3	-4.6%	62.7	28.0	44.7%
☐ Sales promotion	137.3	68.4	68.9	100.7%	101.6	35.7	35.1%
☐ Advertising	32.4	29.7	2.7	9.2%	48.1	-15.7	-32.6%
☐ Provision for doubtful accounts	21.8	16.3	5.4	33.2%	49.1	-27.3	-55.6%
☐ Depreciation	485.3	492.8	-7.5	-1.5%	510.5	-25.1	-4.9%
☐ Repairs & maintenance	110.5	55.9	54.6	97.6%	153.7	-43.2	-28.1%
☐ Cost of goods sold	137.3	192.8	-55.5	-28.8%	182.7	-45.4	-24.8%
☐ Cost of service provided	443.1	438.6	4.5	1.0%	424.0	19.1	4.5%
☐ R&D	55.3	52.8	2.5	4.7%	58.6	-3.3	-5.7%
☐ Others	313.9	142.4	171.6	120.5%	122.9	191.1	155.5%
Operating income	339.1	609.4	-270.3	-44.4%	578.0	-238.8	-41.3%
Operating margin	11.3%	20.5%	-9.1% P		19.1%	-7.7% P
EBITDA(1)	824.4	1,102.3	-277.8	-25.2%	1,088.4	-264.0	-24.3%
EBITDA margin	27.6%	37.0%	-9.5% P		35.9%	-8.3% P
Non-operating income	208.2	200.2	8.0	4.0%	30.6	177.6	579.7%
Non-operating expenses	183.5	264.7	-81.1	-30.6%	311.0	-127.4	-41.0%
Ordinary income	363.8	545.0	-181.2	-33.2%	297.6	66.2	22.2%
Income tax expenses	120.6	180.2	-59.6	-33.1%	84.0	36.6	43.6%
Effective tax rate	33.2%	33.1%	0.1% P		28.2%	4.9% P
Net income	243.2	364.8	-121.6	-33.3%	213.6	29.5	13.8%
EPS (won)	1,154	1,731	-577	-33.3%	1,014	140	13.8%

(1)	EBITDA = Operating income + Depreciation
●	Revenue
—	Revenue increased compared to the previous quarter due to increase in telephone revenue. (Increase in sales of Ann handsets and LM revenue)

—	Revenue decreased compared to the corresponding period of 2004 due to decrease in the number of PCS handset sales caused by less net additions compard to the second quarter of 2004 and lowering of LM tariff cut, starting from September 1 2004
●	Operating income
—	Operating income was down by 270.3 billion won and 238.8 billion won from 1Q 2005 and 2Q 2004, respectively. This can be explained mainly by an increase in other operating expense due to the FTC fines.
●	Net income
—	Although operating income decreased, net income increased compared to the corresponding period of 2004 due to increase in gain on disposition of investments and gain on equity method caused by better operating performance by our subsidiaries.

B. Summary of Balance Sheet

(KRW bn)	2005	2005	2005 2Q /2005 1Q		2004	2005 2Q / 2004 2Q
	2Q	1Q	amount	Δ%	2Q	amount	Δ%

Total assets	18,187.1	19,007.1	-820.0	-4.3%	20,352.0	-2,164.9	-10.6%

☐ Current assets	3,950.4	4,614.9	-664.4	-14.4%	4,854.5	-904.1	-18.6%
● Quick assets	3,812.5	4,470.8	-658.3	-14.7%	4,746.9	-934.4	-19.7%
— Cash & Cash equivalents	1,526.3	2,010.3	-484.0	-24.1%	2,375.4	-849.2	-35.7%
● Inventories	137.9	144.1	-6.2	-4.3%	107.6	30.3	28.2%
☐ Non-current assets	14,236.7	14,392.2	-155.5	-1.1%	15,497.5	-1,260.8	-8.1%
● Investments	3,505.2	3,565.2	-59.9	-1.7%	4,502.9	-997.6	-22.2%
— KTF shares	2,425.3	2,393.6	31.6	1.3%	2,443.9	-18.6	-0.8%
— Deferred income tax assets	0.0	0.0	0.0	N/A	333.3	-333.3	N/A
— Long-term loans	371.6	406.3	-34.7	-8.5%	529.4	-157.8	-29.8%
— Others	708.4	765.2	-56.8	-7.4%	1,196.2	-487.9	-40.8%
● Tangible assets	10,334.3	10,417.9	-83.7	-0.8%	10,761.4	-427.1	-4.0%
● Intangible assets	397.2	409.1	-11.9	-2.9%	233.2	163.9	70.3%

Total liabilities	10,561.4	11,621.2	-1,059.8	-9.1%	13,383.1	-2,821.7	-21.1%

☐ Current liabilities	4,083.9	4,916.0	-832.1	-16.9%	4,784.2	-700.3	-14.6%
● Interest-bearing debts	1,769.6	2,688.4	-918.8	-34.2%	2,473.0	-703.4	-28.4%
● Accounts payable	566.4	551.4	15.0	2.7%	695.5	-129.2	-18.6%
● Others	1,747.9	1,676.2	71.7	4.3%	1,615.7	132.2	8.2%
☐ Long-term liabilities	6,477.5	6,705.2	-227.7	-3.4%	8,598.9	-2,121.4	-24.7%
● Interest-bearing debts	4,986.0	5,160.2	-174.3	-3.4%	7,053.6	-2,067.6	-29.3%
● Installation deposit	1,008.5	1,051.5	-43.0	-4.1%	1,150.8	-142.2	-12.4%
● Others	483.0	493.5	-10.4	-2.1%	394.5	88.5	22.4%

Total shareholders’ equity	7,625.7	7,385.9	239.8	3.2%	6,968.9	656.8	9.4%

☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
☐ Retained earnings	8,585.6	8,342.4	243.2	2.9%	7,909.5	676.1	8.5%
☐ Capital adjustments	-3,961.2	-3,957.8	-3.3	N/A	-3,941.9	-19.3	N/A
● Treasury stock	-3,962.6	-3,962.6	0.0	N/A	-3,962.6	0.0	N/A
● Gain(loss) on valuation of investment securities☐	-1.0	1.6	-2.6	N/A	0.2	-1.2	N/A
● Others	2.4	3.1	-0.7	-23.3%	20.5	-18.1	-88.3%

Total interest-bearing debt	6,755.6	7,848.6	-1,093.0	-13.9%	9,526.5	-2,771.0	-29.1%

Net debt	5,229.3	5,838.3	-609.1	-10.4%	7,151.1	-1,921.8	-26.9%

Net debt / Total shareholders’ equity	68.6%	79.0%	-10.5% p		102.6%	-34.0% P

●	Assets
—	KRW 18,187.1 billion, decrease of 820.0 billion from the previous quarter
•	Current assets decreased due to redemption of domestic EB.

•	In accordance with Korea GAAP amendment, we recognize deferred tax assets of 221.2 billion won as quick assets and deferred tax liabilities of 27.7 billion on as long-term liabilities.
●	Liabilities
—	KRW 10,561.4 billion, decrease of 1,059.8 billion from the previous quarter
•	Current liabilities decreased mainly due to redemption of domestic EB.
●	Shareholders’ Equity
—	Net income of 243.2 billion won resulted in shareholder’s equity of 7,625.7 billion won.

2. Operating Results
A. Internet Revenue

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q /2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Internet access	650.9	645.3	5.6	0.9%	617.4	33.5	5.4%
☐ Broadband	572.6	568.8	3.8	0.7%	539.7	32.9	6.1%
● Megapass	539.4	537.3	2.2	0.4%	518.1	21.4	4.1%
● Nespot	33.2	31.5	1.6	5.2%	21.6	11.5	53.4%
☐ Kornet	77.7	75.8	2.0	2.6%	76.3	1.4	1.8%
☐ Others	0.6	0.8	-0.2	-25.0%	1.4	-0.8	-59.2%
Internet application	66.5	60.4	6.1	10.0%	45.9	20.5	44.7%
☐ IDC	25.8	30.8	-5.0	-16.1%	18.1	7.7	42.9%
☐ Bizmeka	23.1	15.3	7.8	50.6%	14.2	8.9	62.4%
☐ Others	17.5	14.3	3.2	22.7%	13.6	3.9	28.6%
•	Internet access revenue continued its increasing trend, topping the first quarter of 2005 and second quarter of 2004. This can be explained by increases in the number of Megapass subscribers boosted by VDSL and Ntopia (Apt-Lan service).
•	Internet application revenue increased due to increases in the number of Bizmeka users boosted by continuously launching new services.

B. Data Revenue

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Data	339.0	339.2	-0.2	-0.1%	332.5	6.5	1.9%
☐ Leased line	295.3	296.0	-0.7	-0.2%	290.0	5.2	1.8%
● Local	124.5	126.5	-2.1	-1.6%	115.7	8.8	7.6%
● Domestic long distance	89.1	89.5	-0.4	-0.5%	93.9	-4.8	-5.1%
● International long distance	4.4	4.8	-0.4	-7.8%	5.0	-0.6	-12.9%
● Broadcasting & others	77.3	75.2	2.1	2.8%	75.4	1.9	2.5%
☐ Other data	43.7	43.2	0.5	1.2%	42.5	1.2	2.9%
● Packet data	3.4	4.0	-0.6	-14.2%	5.5	-2.1	-37.8%
● National network ATM	24.9	23.1	1.9	8.0%	22.5	2.5	10.9%
● Others	15.4	16.1	-0.8	-4.8%	14.5	0.9	5.9%
●	Leased line revenue increase compared to the corresponding period of 2004 due to an acquisition of KTF network last December, but it slightly decreased compared to the previous quarter.

●	Broadcasting & others slightly increased due to increases in demand of leased lines by broadcasting service providers, including Worldcup preliminary matches, etc.

C. Telephone Revenue

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Telephone revenue	1,123.3	1,100.8	22.5	2.0%	1,133.7	-10.4	-0.9%
☐ Subscriber connection	357.9	349.3	8.6	2.5%	351.9	6.1	1.7%
● Subscription fee	20.6	18.5	2.1	11.2%	23.2	-2.5	-11.0%
● Basic monthly fee	282.5	281.9	0.6	0.2%	284.9	-2.4	-0.8%
● Installation	11.2	9.4	1.8	19.5%	11.0	0.2	1.9%
● Interconnection	43.6	39.5	4.1	10.3%	32.8	10.8	32.9%
☐ Local	276.5	277.5	-0.9	-0.3%	300.7	-24.1	-8.0%
● Usage	194.2	200.2	-6.0	-3.0%	218.9	-24.7	-11.3%
● Interconnection	35.9	32.6	3.3	10.0%	42.2	-6.3	-15.0%
● Others	46.5	44.7	1.9	4.2%	39.6	7.0	17.6%
☐ Domestic long distance	189.5	196.8	-7.3	-3.7%	223.8	-34.3	-15.3%
● Usage	180.9	189.4	-8.5	-4.5%	203.3	-22.3	-11.0%
● Interconnection	8.2	7.0	1.2	17.0%	20.1	-11.9	-59.2%
● Others	0.3	0.3	0.0	-0.7%	0.4	0.0	-12.5%
☐ International long distance	59.1	57.5	1.6	2.8%	63.2	-4.1	-6.5%
☐ International settlement	43.8	36.8	7.0	18.9%	41.8	2.0	4.8%
☐ VoIP	5.8	4.7	1.1	23.8%	3.2	2.6	80.1%
☐ VAS	88.9	86.1	2.9	3.3%	83.8	5.1	6.1%
☐ Public telephone	10.0	10.1	-0.1	-0.6%	13.1	-3.0	-23.3%
☐ 114 phone directory service	31.4	29.8	1.5	5.2%	30.8	0.6	1.9%
☐ Others	60.3	52.2	8.1	15.5%	21.5	38.8	180.9%
●	Telephone revenue increased due to increase sales of Ann handsets (27.9 billion won in 1Q 2005 → 34.0 billion won in 2Q 2005) even though the number of subscribers fell and overall decline in traffic volume. As of June 2005, the number of Ann subscribers is 781,564, increased by 390,726 from the previous quarter.
●	Subscription fee increased as the number of subscription base subscribers increased, and installation revenue, recognized when subscribers transfer, also increased. On the other hand, local and domestic long distance revenue decreased due to decline in traffic

D. LM(Land to Mobile) Interconnection Revenue

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
LM Revenue	450.1	427.7	22.4	5.2%	488.6	-38.5	-7.9%
LM interconnection cost	208.3	214.0	-5.8	-2.7%	210.1	-1.8	-0.9%
●	LM revenue increased by 22.4 billion won compared to the previous quarter mainly due to an increase in LM traffic. Compared to the corresponding period of 2004, LM revenue decreased due to 2.2% tariff cut in effect of September 1, 2004 coupled with the offering of 5 minutes free call per month until November 2005.
E. Wireless Revenue

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Wireless revenue	278.3	328.6	-50.3	-15.3%	331.9	-53.6	-16.1%
☐ PCS resale	261.9	311.4	-49.5	-15.9%	331.4	-69.6	-21.0%
● PCS service	213.9	202.8	11.2	5.5%	176.6	37.3	21.1%
● Handset sales	47.9	108.6	-60.7	-55.9%	154.8	-106.8	-69.0%
☐ Others	16.5	17.2	-0.8	-4.6%	0.5	16.0	3213.3%
●	Wireless revenue decreased compared to the previous quarter due to decrease in the number of handset sales (net addition of 52,000 in 2Q 2005, 243,000 in 1Q 2005). On the other hand, PCS service revenue continuously increased compared to the previous quarter and corresponding period of 2004 as subscriber base expanded.

F. Operating Expenses

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Labor	670.4	631.2	39.2	6.2%	570.2	100.3	17.6%
☐ Salaries & wages	492.2	421.6	70.6	16.8%	411.6	80.6	19.6%
☐ Employee benefits	163.9	104.2	59.8	57.4%	114.6	49.4	43.1%
☐ Provision for retirement	14.3	105.5	-91.2	-86.4%	44.0	-29.7	-67.5%
Commissions	153.7	152.3	1.3	0.9%	170.6	-17.0	-9.9%
Marketing expenses	260.3	193.1	67.3	34.8%	212.3	48.0	22.6%
☐ Sales commission	90.7	95.0	-4.3	-4.6%	62.7	28.0	44.7%
☐ Sales promotion	137.3	68.4	68.9	100.7%	101.6	35.7	35.1%
☐ Advertising	32.4	29.7	2.7	9.2%	48.1	-15.7	-32.6%
Provision for doubtful accounts	21.8	16.3	5.4	33.2%	49.1	-27.3	-55.6%
Depreciation	485.3	492.8	-7.5	-1.5%	510.5	-25.1	-4.9%
Repairs and Maintenance	110.5	55.9	54.6	97.6%	153.7	-43.2	-28.1%
Cost of goods sold	137.3	192.8	-55.5	-28.8%	182.7	-45.4	-24.8%
☐ PCS handset cost	43.7	130.9	-87.2	-66.6%	166.8	-123.1	-73.8%
☐ PDA, WLAN card, others	93.6	61.9	31.7	51.3%	15.9	77.7	487.1%
Cost of service provided	443.1	438.6	4.5	1.0%	424.0	19.1	4.5%
☐ Cost of service	190.9	184.6	6.3	3.4%	167.5	23.4	14.0%
● PCS resale network cost to KTF	107.5	89.5	18.0	20.1%	88.7	18.8	21.2%
● SI service cost	29.3	32.6	-3.3	-10.2%	37.7	-8.5	-22.4%
● Others	54.1	62.5	-8.3	-13.3%	41.1	13.1	31.8%
● International settlement cost	43.9	39.9	4.0	10.0%	46.3	-2.4	-5.2%
● LM interconnection cost	208.3	214.0	-5.8	-2.7%	210.1	-1.8	-0.9%
R&D	55.3	52.8	2.5	4.7%	58.6	-3.3	-5.7%
Others	313.9	142.4	171.6	120.5%	122.9	191.1	155.5%
* CAPEX	420.0	415.1	4.9	1.2%	464.3	-44.3	-9.5%
●	Labor cost increased due to wage increase and special bonus by the collective bargaining agreement.

●	The main agreements are as follows; wage increase for 2005 by 3% of basic salary, special bonus of one month’s salary, and ESOP 60 shares per employee. Labor cost of 2Q 2005 increased as retroactive adjustment is made for the first half year.

●	Marketing expenses increased mainly due to intense retention efforts as telecom industry environment became more competitive.

●	Repairs and Maintenance increased to maintain high quality of services.

●	Cost of goods sold decreased compared to the previous quarter and corresponding period of 2004 due to decline in PCS handset sales.

●	Other operating expenses: We recognized the FTC fine this quarter; thus, it increased compared to the previous quarter and corresponding period of 2004.

G. Non-operating Income

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Non-operating income	208.2	200.2	8.0	4.0%	30.6	177.6	579.7%
☐ Gains on disposition of investments	53.6	2.6	51.0	1926.6%	0.9	52.7	5689.7%
☐ Interest income	20.8	21.1	-0.3	-1.5%	20.0	0.8	3.8%
☐ FX transaction gain	3.4	9.4	-5.9	-63.2%	2.1	1.4	66.9%
☐ FX translation gain	0.6	33.9	-33.3	-98.1%	6.0	-5.4	-89.6%
☐ USO fund	20.3	20.3	0.0	0.0%	14.5	5.8	40.2%
☐ Gain on equity method	35.0	32.2	2.8	8.7%	0.0	35.0	N/A
☐ Others	74.3	80.6	-6.3	-7.9%	-12.9	87.2	-676.0%
●	Gain on disposition of investments increased as we had disposed invested securities of Inmarsat and Intelsat; thus, we recognized one off gain of 45.0 billion won.

●	As of June 2005, our foreign currency net debt exposure (total borrowings in foreign currency of US$1,611 million — total foreign currency deposit of US$58 million) stood at US$1,553 million. The US$ appreciated by 0.1 won (1,024.3 won per dollar at the end of March → 1024.4 won per dollar at the end of June), resulting in FX translation gain of 0.6 billion won and FX translation loss of 0.4 billion won.

●	Gain on equity method continuously occurred due to solid operating performance by our subsidiaries, mainly KTF.

●	The reason of recognition of other non-operating income of 2Q 2004 as -12.9 billion won is that adjustment for net base accounting in gain on valuation of interest rate swap and gain on income tax refund were made and recorded as -14.6 billion won and -27.7 billion won, respectively.
<Equity Method>

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
☐ Gain on equity method	35.0	32.2	2.8	8.7%	0.0	35.0	N/A
☐ Loss on equity method	34.6	13.9	20.7	149.0%	97.7	-63.1	-64.6%
Gain or loss on equity method	0.5	18.4	-17.9	-97.5%	-97.7	98.2	N/A

Gain or loss on equity method
☐ Gain or loss from KTF	78.0	62.2	15.8	25.4%	19.5	58.5	300.0%
☐ Amortization on goodwill from KTF	-45.7	-45.6	-0.1	N/A	-89.9	44.2	N/A
☐ Other subsidiaries	-31.8	1.8	-33.6	N/A	-27.3	-4.5	N/A
<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

	2005	2005	2005 2Q / 2005 1Q		2004	2005 2Q / 2004 2Q
(KRW bn)	2Q	1Q	amount	Δ%	2Q	amount	Δ%
Non-operating expenses	183.5	264.7	-81.1	-30.6%	311.0	-127.4	-41.0%
☐ Interest expense	107.4	113.2	-5.8	-5.1%	105.0	2.4	2.3%
☐ FX transaction loss	3.5	6.0	-2.6	-42.7%	3.7	-0.3	-7.1%
☐ FX translation loss	0.4	5.9	-5.5	-93.7%	1.6	-1.2	-76.3%
☐ Loss on equity method	34.6	13.9	20.7	149.0%	97.7	-63.2	-64.6%
☐ Loss on disposition of fixed assets	7.7	8.1	-0.4	-4.4%	39.8	-32.1	-80.6%
☐ Others	30.0	117.6	-87.6	-74.5%	63.1	-33.1	-52.4%
●	Loss on equity method occurred due to weak results of KT Linkus, major corporate restructuring implemented.

●	KT Linkus laid off 1,036 employees by early retirement program. As a result, KT Linkus recognized one off cost of 46.7 billion won and net loss of 33.2 billion won in the second quarter.

●	Others decreased due to decrease in contribution payments for R&D and miscellaneous loss.

Appendix 1: Factsheet
Broadband

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	38505
Broadband Subs	5,589,058	5,759,256	5,900,038	6,005,215	6,077,694	6,087,593	6,107,271	6,133,293	6,147,921	6,158,558	6,172,475
Net Addition	196,257	52,457	43,878	29,689	12,372	9,899	19,678	26,022	14,628	10,637	13,917
o Megapass Lite	4,580,586	4,721,791	4,820,853	4,875,433	4,888,980	4,876,437	4,868,216	4,862,075	4,854,558	4,831,436	4,821,986
o Megapass Premium	671,889	659,448	664,155	664,441	662,841	668,649	677,503	688,997	695,798	712,800	717,099
o Megapass Special (1)	1,631	1,900	2,149	2,338	2,765	3,144	4,111	4,970	5,267	5,616	5,973
o Megapass Ntopia	334,952	376,117	412,881	463,003	523,108	539,363	557,441	577,251	592,298	608,706	627,417
Broadband M/S
KT	50.0%	50.4%	50.8%	50.9%	51.0%	51.0%	50.9%	50.7%	50.5%	50.5%
Hanaro	24.4%	24.0%	23.9%	23.6%	23.1%	22.8%	22.7%	22.7%	22.7%	22.8%
Thrunet	11.6%	11.3%	11.1%	10.9%	10.8%	10.7%	10.7%	10.6%	10.5%	10.4%
Others	14.0%	14.3%	14.2%	14.6%	15.1%	15.5%	15.7%	16.0%	16.3%	16.3%
WLAN

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	38505
WLAN Subs	344,210	364,235	387,208	403,901	418,451	426,165	432,609	455,958	467,753	474,343	482,098
o NESPOT Family	215,475	231,974	239,607	240,013	238,526	239,967	241,557	243,902	244,166	245,128	245,719
o NESPOT Solo	17,504	23,969	27,401	29,031	29,914	30,357	30,973	32,189	32,827	33,557	34,155
o NESPOT Pop	103,469	100,176	109,452	117,877	131,882	136,805	141,026	154,364	159,577	164,729	171,113
o NESPOT Biz	7,762	8,116	10,748	16,980	18,129	19,036	19,053	25,503	31,183	30,929	31,111
Leased Lines

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	38505
Leased Lines	454,281	441,986	433,055	428,897	426,633	475,496	423,854	422,728	422,002	418,656	417,351
o Local leased line	413,691	402,770	395,489	391,921	390,085	434,256	387,896	387,080	385,929	384,133	382,946
o DLD leased line	40,374	38,982	37,250	36,676	36,233	40,935	35,656	35,404	35,806	34,271	34,119
o International leased line	110	114	112	113	110	106	103	105	109	104	111
o Broadcasting leased line	106	120	204	187	205	199	199	139	158	148	175
Internet Leased Lines	43,207	40,634	37,413	38,084	38,775	39,101	39,081	39,603	39,980	40,285	40,995
Leased Line M/S	69.4%	69.0%	68.4%	68.0%	67.6%	67.4%	67.3%	67.1%	66.9%	66.7%	0.665
Fixed-line

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	38505
Fixed-line Subs (‘000)	21,841	21,559	21,443	21,309	21,091	21,086	21,100	21,107	21,072	21,063	21,056
Residential users (%)	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	0.71927242
Non-refundable users (%)	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	0.7193674
Caller ID users (‘000)	3,230	3,385	3,582	3,983	4,043	4,162	4,060	4,057	4,058	4,062	4,049
VAS users (‘000)	9,113	12,364	12,495	12,818	12,803	12,869	12,947	13,062	13,113	13,184	13,255
Fixed-line M/S
Local M/S (subscriber base)	95.6%	95.4%	95.1%	94.5%	93.8%	93.8%	93.8%	93.8%	93.8%	93.7%	93.5%
DLD (revenue base) (3)	84.1%	84.3%	84.4%	84.3%	83.7%	83.1%	83.7%	83.5%	83.8%	83.6%
ILD (revenue base) (4)	49.8%	48.0%	46.8%	46.0%	45.1%	44.8%	45.5%	45.3%	45.2%	45.1%
Reference Data

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	38505
Population (‘000)	47,925	48,199	48,199	48,199	48,199	48,294	48,294	48,294	48,294	48,294	48,294
Number of Household	15,297	15,538	15,538	15,538	15,538	15,789	15,789	15,789	15,789	15,789	15,789

Company data except Broadband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office

*	Broadband ARPU: excluding revenue from WLAN

(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.

(2)	The number of VDSL technology applied subscribers among Megapass service

(3)	Special telecom service providers are included in DLD M/S calculation.

(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 4, 2005

KT Corporation

By:	/s/ Wha Joon Cho
	Name:	Wha Joon Cho
	Title:	Managing Director